Exhibit 99.1

Lithium Americas Reports Millennial Lithium Shareholder Approval of Transaction

January 5, 2022 – Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) (“Lithium Americas” or the “Company”) is pleased to announce that earlier today approximately 98% of Millennial Lithium Corp. (TSXV: ML) ("Millennial") shareholders and warrantholders voted in favor to approve the acquisition by Lithium Americas of all of the issued and outstanding common shares of Millennial by way of a statutory plan of arrangement, as previously announced on November 17, 2021 (the "Transaction").

Approval from Millennial shareholders and warrantholders is a pivotal step in the Transaction, and the parties are now in a position to proceed with the final court order and then closing of the Transaction, with closing expected to occur on or about January 25, 2022.

ABOUT LITHIUM AMERICAS

Lithium Americas is a development-stage company with projects in Jujuy, Argentina and Nevada, United States. Lithium Americas trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:

Investor Relations
Telephone: 778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain statements in this release constitute “forward-looking statements” within the meaning of applicable United States securities legislation and “forward-looking information” under applicable Canadian securities legislation (collectively, “forward-looking statements”). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such statements can be identified by the use of words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate”, “scheduled”, “forecast”, “predict” and other similar terminology, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These statements reflect the Company’s current expectations regarding future events, financial or operating performance and results, and speak only as of the date of this release. Such statements include without limitation, the Company’s expectations with respect to the timing for closing and receiving the required regulatory and court approvals for the Transaction.

Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to, ability of the parties to complete the Transaction, and the timing thereof; ability to satisfy or waive all conditions to closing the Transaction as set out in the arrangement agreement; the ability of the consolidated entity to realize the benefits anticipated from the Transaction and the timing to realize such benefits; unanticipated changes in market price for the Company’s shares; changes to Lithium Americas’ current and future business plans and the strategic alternatives available to Lithium Americas; any impacts of COVID-19 on the business of the consolidated entity; stock market conditions generally; demand, supply and pricing for lithium; and general economic and political conditions in Canada, Argentina and other jurisdictions where Lithium Americas conducts business. Additional information about these assumptions and risks and uncertainties is contained in the Company’s filings with securities regulators, including the Company’s most recent annual information form and most recent management’s discussion and analysis for the Company’s most recently completed financial year and interim financial period, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Although the forward-looking statements contained in this release are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this release and are expressly qualified in their entirety by this cautionary statement. Subject to applicable securities laws, the Company does not assume any obligation to update or revise the forward-looking statements contained herein to reflect events or circumstances occurring after the date of this release.